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Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125



January 11, 2008

Via EDGAR

Mr. John Cash
Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, D.C.  20549-7010

RE:   Mueller Industries, Inc.
      Form 10-K for the Fiscal Year Ended December 30, 2006
      Definitive Proxy Statement on Schedule 14A Filed March 27, 2007 Form 10-Q for the Fiscal Quarter Ended March 31, 2007
      Form 10-Q for the Fiscal Quarter Ended June 30, 2007
      Form 10-Q for the Fiscal Quarter Ended September 29, 2007
      File No. 001-06770

Dear Mr. Cash:

     We have reviewed your letter dated December 28, 2007. Following are the staff's comments followed by our responses, which are numbered to correspond with the numbers set forth in the staff's comment letter:


Form 10-K for the Fiscal Year Ended December 30, 2006

Legal Proceedings, page 19

1. In future filings, please consider reorganizing your discussion of legal proceedings and litigation to more clearly present the current status of each proceeding or matter. It is very difficult to discern what your exposure is with respect to each proceeding or matter that you disclose. Please refer to Item 103 of Regulation S-K as you consider redrafting this section.

Company response:

     Your comment is noted and in future filings we will more clearly present the current status of each proceeding or matter including the potential exposure.










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Item 9A - Disclosure Controls and Procedures, page 26

2. We note your disclosure that your "Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure." Please clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Company response:

     The Company's Chief Executive Officer and Chief Financial Officer did conclude that the disclosure controls and procedures over financial reporting were effective as of December 30, 2006 in ensuring that information required to be disclosed is provided to them and management in a manner which allows timely decisions regarding required disclosures, in accordance with Rule 13a - 15(e) of the Securities Exchange Act of 1934, as amended. This will be clearly stated, as appropriate, in future filings.


Management's Discussion and Analysis, page F-2

Results of Operations - Segment Operating Results, page F-5

3. We note in your discussion of segment operating results, that you have excluded a discussion of the significant changes in line items comprising segment operating income. In this regard, please revise future filings to include a discussion of the significant changes in line items that comprise your segment operating income.

Company response:

     Your comment is noted and in future filings we will expand our disclosures of significant changes in the line items comprising segment operating income including discussion of significant changes in cost of sales and selling, general, and administrative expenses of the segments.


Consolidated Statements of Cash Flows, page F-19

4. We note that in your presentation of net cash provided by operating activities under the indirect method, you begin the reconciliation with "income from continuing operations." We also note that your quarterly cash flow statements begin the reconciliation with "net income." In future annual filings, please revise your statements of cash flows to begin your reconciliation with "net income" as required by paragraph 28 of SFAS 95.



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Company response:

     Your comment is noted and in our presentation of net cash provided by operating activities under the indirect method, we will begin the reconciliation with the caption "net income" in future filings in accordance with paragraph 28 of SFAS 95.


Exhibit 31 - Section 302 Certifications

5. We note that in the content of your section 302 certifications, paragraph 4d deletes the language "(the registrant's fourth fiscal quarter in the case of an annual report)." In your future filings, please provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.

Company response:

     Your comment is noted and in future filings the exact language provided in Item 601(b)(31)(i) of Regulation S-K will be used.


Definitive Proxy Statement on Schedule 14A Filed March 27, 2007

General

6. In future filings, under the caption "Compensation Committee Interlocks and Insider Participation," please disclose the information required by
     Item 407(e)(4) of Regulation S-K.

Company response:

     Your comment is noted and we will comply with the staff's request commencing with the Company's Definitive Proxy Statement on Schedule 14A for the Company's 2008 Annual Meeting of Stockholders (the "2008 Proxy Statement"). Below is the disclosure the we plan to make in the 2008 Proxy Statement:

Compensation Committee Interlocks and Insider Participation.

     During fiscal year 2007, Terry Hermanson, Alexander P. Federbush and Gennaro J. Fulvio served on the Compensation Committee. No member of the Compensation Committee was, during fiscal year 2007, an officer or employee of the Company or was formerly an officer of the Company, or had any relationship requiring disclosure by the Company as a related party transaction under Item 404 of Regulation S-K. No executive officer of the Company served on any board of directors or compensation committee of any other company for which any of the Company's directors served as an executive officer at any time during fiscal year 2007.








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Compensation Discussion and Analysis, page 19

7. Please tell us, with a view towards future disclosure, how each element of compensation and your decisions regarding each element fit into overall compensation objectives and affect decisions regarding other compensation elements. See Item 402(b)(1)(vi) of Regulation S-K.

Company response:


     As noted in the first paragraph of our Compensation Discussion and Analysis (the "CD&A"), our "compensation programs for our executive officers, including the executive officers named in the Summary Compensation Table...are designed to (i) motivate these key employees to achieve certain strategic and financial goals and reward them for achieving these goals,
(ii) encourage their continued service with our Company, and (iii) provide a means to attract additional talented executive officers when necessary." In addition, as noted in the same paragraph, "we seek to align the long-term financial interests of our named executive officers with those of our stockholders and our long-term corporate objective of increased stockholder value." Our compensation program is composed of six elements which include
(i) base salary, (ii) annual cash bonus compensation, (iii) long-term equity incentive compensation (iv) traditional benefits such as group health, disability, and life insurance plans, (v) perquisites to certain of our named executive officers, and (vi) post-employment and change in control compensation for certain of our named executive officers.

     We provide base salary and traditional benefits such as group health, disability, and life insurance plans as a means of providing a base level of compensation for services performed, to encourage the continued service of our named executive officers and to attract additional talented executive officers when necessary.

     As noted in the first paragraph of the CD&A,

          "we offer annual cash bonus compensation to our named executive officers to reward their success in attaining short-term operating objectives, such as growth of sales, growth of operating earnings and earnings per share, and growth or maintenance of market share."

     As explained in the paragraph of the CD&A entitled "Long-Term Equity Incentive Program" our long-term equity incentive compensation

          "rewards our named executive officers for achievement of our long-term financial success as measured by our stock price. As such it aligns the financial interests of our named executive officers with our stockholders and rewards our named executive officers for increased stockholder value. We grant stock options with ten-year terms that vest ratably over a five-year period. This long-term vesting schedule provides continued motivation and rewards executives in line with our stockholders over the vesting period. Moreover, we generally provide for periodic option grants to ensure that vesting periods will overlap and continue to provide incentive and motivation over the longer term. We also believe


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          that stock options continue to provide long-term shareholder value beyond the vesting dates because of the continued upside financial potential for executives and the fact that stock options can be retained beyond the vesting date without adverse tax consequences to the executive. Because of the five-year vesting schedule, we also regard our stock option program as a significant factor in retaining our named executive officers."

     As noted in the paragraph of the CD&A entitled "Other Compensation"

          "[w]e view our perquisites as an added element of our executive compensation program designed to attract, retain and reward our named executive officers."

     As noted in the paragraph of the CD&A entitled "Post-Employment and Change in Control Compensation"

          "[w]e provide employment agreements as a reward for achieving a certain level of seniority and accomplishments based on a subjective determination of the executive's past service and current responsibilities. We believe that providing employment agreements at the top executive level is generally in line with market practice and allows us to be competitive and retain our top executives."

     The decisions regarding the awards of the various elements of compensation are generally independent of one another although the overall annual compensation, based on annual base salary, annual bonus potential, and annual equity awards is subjectively evaluated for each of our named executive officers. The other elements are not adjusted on an annual basis, nor do they affect decisions regarding any other compensation elements.


Report of the Compensation Committee on the Board of Directors on Executive Compensation, page 43

8. We note that the language used in your compensation committee report differs from the language in Item 407(e)(4) of Regulation S-K. Please explain to us why you refer to "certain Compensation Discussion and Analysis provisions" and "the Compensation Discussion and Analysis referred to above." In future filings, please use the language as it appears in Item 407(e)(4) of Regulation S-K.

Company response:

     Your comment is noted and we will comply with the staff's request commencing with the Company's 2008 Proxy Statement. In 2007, the Compensation Committee reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with the Company's management and, based on such review and discussions, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's 2007 Proxy Statement.





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     Below is the form of Compensation Committee Report we plan to include in the 2008 Proxy Statement:

     The Compensation Committee has reviewed and discussed with the Company's management the Compensation Discussion and Analysis required by
Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.


     In addition, the Company acknowledges that:

 - the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

 - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

 - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have further questions or require additional information, you may contact me by telephone at (901)753-3208 or you may contact Richard Corman, Vice President-Controller, at (901)753-3217.

Sincerely,

/s/Kent A. McKee
Kent A. McKee
Executive Vice President and
Chief Financial Officer
























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